UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [ ]   Form 10-K    [ ] Form 20-F    [ ] Form 11-K   [X] Form 10-Q
                      [ ]   Form 10-D    [ ] Form N-SAR   [ ] Form N-CSR

For the Period Ended March 31, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRATION INFORMATION

SB Partners

Full Name of Registrant

N/A

Former Name if Applicable

1 New Haven Avenue, Suite 207, Box 11

Address of Principal Executive Office (Street and Number)

Milford, Ct. 06460

City, State and Zip Code

PART II- RULES 12B-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

2   ☐
(a)           The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

             (c)           The accountant’s statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant has a 30% non-controlling interest in Sentinel Omaha, LLC, an affiliate of Registrant’s general partner.  The investment in Omaha is accounted for at fair value.  The controller for Omaha informed Registrant that due to open issues, the audit firm conducting the annual audit for Omaha’s calendar year 2010 financial statements would be unable to complete their audit and issue an audit opinion for calendar year 2010 until mid May 2011.  Because the investment in Omaha constitutes a significant portion of the assets of Registrant, the audit firm conducting the annual audit for Registrant is required to review both the financial statements of Omaha and the related workpapers prepared by Omaha’s auditors after the audit of Omaha is completed.

Until Registrant’s auditors perform their review of the Omaha audit, Registrant’s auditors cannot issue an audited opinion on Registrant’s financial statements for the year ended December 31, 2010.  As a result, Registrant was not able to file its form 10-K for the year ending December 31, 2010 timely and filed form 10-K NT on March 30, 2011.  Omaha’s auditors recently completed their audit. Registrant’s auditors are reviewing the audited financial statements of Omaha and should complete the annual audited report of Registrant shortly.  Registrant anticipates being able to file its form 10-K for the year ended December 31, 2010 and form 10-Q for the period ended March 31, 2011 within the next several weeks.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John H. Zoeller Vice President
        And Chief Financial Officer                                                                (212)                      408-8917

(Name)                                                             (Area Code)          (Telephone Number)

(2)
Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed?  If answer is no, identify such report(s).

Yes [   ]    No [ x ]

As stated above, the Registrant has not filed its Annual Report on form 10-K for the year ended December 31, 2010.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [x]    No  [  ]

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If so, attach an explanation of the change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attached as Exhibit 1 is Registrant’s draft Consolidated Statement of Operations for the three months ended March 31, 2011 and 2010.  During the third quarter 2010, Registrant commenced a marketing plan to sell its property located in Naperville, Il. (“175 Ambassador”).  The property was sold on December 3, 2010 (see the Registrant’s Form 8-K filed December 3, 2010).  As a result, Registrant is reporting its investment in 175 Ambassador as a property held for sale and has retrospectively reported the property’s results of operations as income (loss) from discontinued operations on the attached consolidated statement of operations.

The financial results for the three months ending March 31, 2011 should be considered preliminary, and are subject to change to reflect any necessary corrections or adjustments, or changes in accounting estimates, that are identified prior to the time the Registrant’s auditors complete their review and Registrant finalizes its financial statements for that period

This report on Form 10-Q includes statements that constitute "forward looking statements" within the meaning of Section 27(A) of the Securities Act of 1933 and Section 21(E) of the Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections.  By their nature, all forward looking statements involve risks and uncertainties.  Actual results may differ materially from those contemplated by the forward looking statements for a number of reasons, including, but not limited to, those risks described below:

Debt Servicing and Financing
Some borrowers still find it difficult to secure debt at acceptable terms as lenders have imposed stricter terms on borrowers. If Registrant does not have funds sufficient to repay its indebtedness at maturity, the Registrant may need to refinance such indebtedness with new debt financing or through equity offerings.  Registrant may be restricted from obtaining a loan which will be sufficient to retire the existing loan. If it is unable to refinance this indebtedness on acceptable terms, Registrant may be forced to dispose of properties upon disadvantageous terms, which could result in losses to Registrant.  If prevailing capital market conditions result in higher interest rates at a time when Registrant must refinance its indebtedness, Registrant's interest expense could increase, which would adversely affect Registrant's results of operations and financial condition.  Further, if any of Registrant's properties are mortgaged to secure payment of indebtedness and Registrant is unable to meet mortgage payments, mortgagee could foreclose or otherwise transfer the property, with a consequent loss of income and asset value to Registrant.

SB Partners

Full Name of Registrant

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 12, 2011                                                      By /s/ John H. Zoeller
               John H. Zoeller
              Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S.C 1001).

EXHIBIT  1.

SB PARTNERS
(A New York Limited Partnership)
DRAFT CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Quarters Ended March 31,
		(As Restated)
	2011	2010
Revenues:
Base rental income	$435,189	$431,116
Other rental income	204,564	176,444
Interest on short-term investments and other	22,783	-

Total revenues	662,536	607,560

Expenses:
Real estate operating expenses	114,307	121,572
Interest on mortgage notes and unsecured loan payable	266,572	264,889
Depreciation and amortization	123,180	123,523
Real estate taxes	149,030	139,331
Management fees	164,466	220,672
Other	37,195	39,904

Total expenses	854,750	909,891

Loss from operations	(192,214)	(302,331)

Equity in net loss of investments	2,005,078	(2,192,013)
Reserve for value of investment	(2,005,078)	2,192,013

Net loss from continuing operations	(192,214)	(302,331)

Income from discontinued operations	-	100,541

Net loss	(192,214)	(201,790)

Loss allocated to general partner	(25)	(26)

Loss allocated to limited partners	$(192,189)	$(201,764)

Earnings (loss) per unit of limited partnership interest
(basic and diluted)

Continuing operations	$(24.79)	$(39.00)

Discontinued operations	$-	$12.97

Net loss	$(24.79)	$(26.03)

Weighted Average Number of Units of Limited
Partnership Interest Outstanding	7,753	7,753